================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            FOR THE TRANSITION PERIOD FROM __________ TO __________.

                         COMMISSION FILE NUMBER 0-20083

                               -------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SPACELABS MEDICAL, INC.
                             15220 N.E. 40TH STREET
                                 P.O. BOX 97013
                         REDMOND, WASHINGTON 98073-9713

================================================================================

                             SPACELABS MEDICAL, INC.
                              INCENTIVE SAVINGS AND
                              STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN



                                TABLE OF CONTENTS



                                                                                  PAGE
Independent Auditors' Report                                                        1

Statements of Net Assets Available for Benefits, December 31, 1999 and 1998         2

Statements of Changes in Net Assets Available for Benefits, Years ended
    December 31, 1999 and 1998                                                      3

Notes to Financial Statements, December 31, 1999 and 1998                           4

SCHEDULE 1 Schedule of Assets Held for Investment Purposes, December 31, 1999      10

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Spacelabs Medical, Inc.
Incentive Savings and Stock Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP


Seattle, Washington
June 9, 2000

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998





                                                        1999             1998
                                                    -----------      -----------
Investments, at fair value
   Cash and cash equivalents                        $        --          265,600
   Mutual funds                                      27,637,257       22,330,187
   Common stocks                                      4,798,663        4,711,619
                                                    -----------      -----------

             Total investments                       32,435,920       27,307,406

Receivables:
   Employees' contributions                             274,742          234,117
   Employer's contributions                              82,411           92,416
                                                    -----------      -----------

             Net assets available for benefits      $32,793,073       27,633,939
                                                    ===========      ===========










                 See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 1999 and 1998








                                                                    1999               1998
                                                                ------------       ------------
Investment income:
   Interest and dividends                                       $  1,730,255          1,723,903
   Net appreciation in fair value of investments                   1,639,264          2,021,280
                                                                ------------       ------------

             Net investment income                                 3,369,519          3,745,183

Contributions:
   Employees                                                       3,510,989          2,785,795
   Employer                                                          931,899            601,017
                                                                ------------       ------------

             Total contributions                                   4,442,888          3,386,812
                                                                ------------       ------------

             Total additions                                       7,812,407          7,131,995

Benefits paid to participants                                     (2,653,273)        (4,906,461)
                                                                ------------       ------------

             Increase in net assets available for benefits         5,159,134          2,225,534

Net assets available for benefits at beginning of year            27,633,939         25,408,405
                                                                ------------       ------------

Net assets available for benefits at end of year                $ 32,793,073         27,633,939
                                                                ============       ============











                 See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998








(1)      PLAN DESCRIPTION

         The following description of the Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and does not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.


         (a)      GENERAL

                  The Plan is a defined contribution plan covering the majority of the U.S. resident employees of Spacelabs Medical, Inc. (Sponsor or Company) who have completed a sixty-day service period. Participants who are full-time employees and who have completed one year of service or part-time employees who have completed twelve consecutive months of service and have been credited with at least 1,000 hours are eligible for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


         (b)      ADMINISTRATION

                  The plan administrator is the Sponsor, which appointed a Benefits Committee to administer the Plan.

                  Through March 31, 1999 the Plan's investments were held in trust by U.S. Bank of Washington NA Trust and Investment Management Division.

                  Effective April 1, 1999, the Plan's assets are held in trust by Fidelity Management Trust Company (Trustee).

                  Administrative expenses of the Plan are paid by the Sponsor.


         (c)      CONTRIBUTIONS

                  Participants may elect to contribute up to 16% of compensation, as defined, to the Plan subject to a pretax limit of $10,000 in 1999 and 1998. Contributions and earnings are credited to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- and after-tax employee contributions up to 6% of earnings. For purposes of the Plan financial statements "employer's contributions" consist of the employer matching contributions and "employees' contributions" consist of before- and after-tax contributions and rollover contributions.

                  All employer matching contributions are made directly in the Company's common stock and invested in the Common Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the
                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998






                  same manner as their contributions. Employer stock contributions were valued at $849,215 and $557,030 in 1999 and 1998, respectively.


         (d)      INVESTMENT OPTIONS

                  Effective April 1, 1999 the Plan offers the following investment options: The Fidelity Managed Income Portfolio Fund, the Fidelity U.S. Bond Index Fund, the Fidelity Puritan Fund, the Fidelity Dividend Growth Fund, the Fidelity Fund, the Spartan U.S. Equity Index Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Aggressive Growth Fund, the Alger Retirement Fund Small Cap Retirement Portfolio, the Fidelity Diversified International Fund, and the Company Stock Fund.

                  Through March 31, 1999 the Plan offered the following investment options: The Fixed Income Fund, the Balanced Fund, the Diversified Equity Fund, the Global Fund, the Aggressive Growth Fund and the Company Stock Fund.

                  Prior to October 2, 1998, the Plan also offered the ATL Stock Fund. In April 1998, ATL Ultrasound, Inc. (ATL) spun off one of its divisions as an independent, publicly owned company (SonoSite, Inc.), and as a result, ATL shareholders received one share of SonoSite common stock for each three shares of ATL common stock held. The SonoSite common stock received by the participants invested in ATL common stock was immediately sold and reinvested in ATL common stock.

                  On October 2, 1998, ATL was acquired by Royal Philips Electronics of the Netherlands in exchange for approximately $50.50 for each outstanding share of ATL common stock. The cash received by participants invested in ATL common stock was allocated to other investment options at the direction of the participant.


         (e)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant's account.

                  The current value of each participant's account is determined based on the carrying values of the funds and is computed daily.


         (f)      PAYMENT OF BENEFITS

                  Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant's beneficiary is eligible to receive a distribution of the balance of the participant's account upon the death of the participant.
                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998






                  Distributions are made in cash or, if a participant elects, in the form of Company common shares and/or ATL Ultrasound, Inc. common shares (prior to October 2, 1998) plus cash for any fractional share.


         (g)      VESTING AND FORFEITURES

                  Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:

                                                         PERCENT
                      PERIOD OF SERVICE                  VESTED
                      ----------------                   ------
                       Less than one year                   0%
                       One year                            20
                       Two years                           40
                       Three years                         60
                       Four years                          80
                       Five years or more                 100

                  Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

                  At December 31, 1999 and 1998 forfeited non-vested accounts totaled $21,704 and $11,982, respectively. These accounts will be used to reduce future employer contributions. Also, in 1999 and 1998, employer contributions were reduced by $12,323 and $35,399, respectively, from forfeited nonvested accounts.


         (h)      TERMINATION

                  Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on the accrual basis of accounting.


         (b)      VALUATION OF INVESTMENTS

                  Investments of the Plan are stated at fair value as determined by closing market prices for the securities. Purchases and sales are recorded on a trade-date basis.
                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998






                  Net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting and Reporting of Certain Defined Benefit Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.


         (c)      BENEFITS

                  Benefits are recorded when paid.


         (d)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(3)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
         (IRC). The Plan has been amended since receiving the determination letter. However, the Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)      RECONCILIATION TO FORM 5500

         Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date of $420,258 and $528,848 at December 31, 1999 and 1998, respectively. Changes in net assets in the Form 5500 differ from the financial statements by an amount equal to the change in the liability for such participants from the beginning of the year to the end. Such difference was a decrease in the liability of $108,590 in 1999 and an increase in the liability of $143,373 in 1998.


(5)      RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, Plan transactions involving these mutual funds qualify as party-in-interest transactions.
                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998






(6)      INVESTMENTS

         The following table presents the assets held for investment purposes at December 31:

                                                              1999                              1998
                                                  ----------------------------      ----------------------------
                                                   PRINCIPAL                        PRINCIPAL
                                                   AMOUNT OR         INVEST-         AMOUNT OR         INVEST-
                                                    NUMBER            MENT            NUMBER            MENT
                                                   OF SHARES          VALUE          OF SHARES          VALUE
                                                  -----------      -----------      -----------      -----------
     Cash and cash equivalents:
        First American Funds Inc. Prime
          Obligations Money Market Fund                    --      $        --          265,600      $   265,600
                                                  -----------      -----------      -----------      -----------

     Mutual funds:
        Alger Retirement Fund Small Cap
          Retirement Portfolio                        162,320        4,621,249          155,416        3,186,020
        Fidelity Aggressive Growth Fund                20,609        1,228,931               --               --
        Fidelity Blue Chip Growth Fund                 11,684          702,340               --               --
        Fidelity Diversified International            138,783        3,555,626               --               --
          Fund
        Fidelity Dividend Growth Fund                 346,212       10,036,699               --               --
        Fidelity Fund                                   7,507          319,889               --               --
        Fidelity Managed Income Portfolio           5,500,047        5,500,047               --               --
          Fund
        Fidelity Puritan Fund                          61,803        1,176,116               --               --
        Fidelity US Bond Index Fund                    11,265          114,789               --               --
        Spartan(R) US Equity Index Fund                 7,325          381,571               --               --
        Dodge & Cox Balanced Fund                          --               --           17,615        1,148,843
        Invesco Collective Trust, IRT Stable               --               --        5,325,519        5,325,519
          Value Fund
        Scudder Global Stock Fund                          --               --           91,015        2,610,297
        Vanguard Group Windsor II Fund                     --               --          337,002       10,059,508
                                                  -----------      -----------      -----------      -----------
                Total mutual funds                  6,267,555       27,637,257        5,926,567       22,330,187
                                                  -----------      -----------      -----------      -----------

     Common stock:
        Spacelabs Medical, Inc.                       258,507        4,798,663          204,853        4,711,619
                                                  -----------      -----------      -----------      -----------

                Total investments                                  $32,435,920                       $27,307,406
                                                                   ===========                       ===========

                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998






During the years ended December 31, 1999 and 1998, the Plan's investments appreciated in value as follows:

                      1999              1998
                  -----------       -----------
Mutual funds      $ 2,393,778         1,074,327
Common stock         (754,514)          946,953
                  -----------       -----------

                  $ 1,639,264         2,021,280
                  ===========       ===========

(7)  NONPARTICIPANT-DIRECTED INVESTMENTS

     A portion of the Company Stock Fund is nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund is as follows:


                                             1999                 1998
                                        ------------          -----------

     Net assets:
      Cash and cash equivalents         $          -              116,263
      Contributions receivable                83,804              104,457
      Common stock                         4,798,663            4,711,619
                                        ------------          -----------
                                        $  4,882,467            4,932,339
                                        ============         ============

                                                           Year Ended
                                                        December 31, 1999
                                                        -----------------
     Changes in net assets:
      Contributions                                     $         992,261
      Interest and dividends                                       10,636
      Net depreciation                                           (810,912)
      Benefits paid to participants                              (322,733)
      Net transfers from participant-directed accounts             80,876
                                                        -----------------
                                                        $         (49,872)
                                                        =================

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                                   Schedule 1

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999





                                                    DESCRIPTION OF INVESTMENT,
                                                   INCLUDING MATURITY DATE, RATE
      IDENTIFY OF ISSUE, BORROWER,                OF INTEREST, COLLATERAL, PAR OR                               CURRENT
        LESSOR, OR SIMILAR PARTY                          MATURITY VALUE                        SHARES           VALUE
      ----------------------------                -------------------------------               ------          -------
    Mutual funds:
      Alger Retirement Fund Small
        Cap Retirement Portfolio                  Small Capitalization Equity Fund              162,320      $ 4,621,249
      Fidelity Aggressive Growth Fund             Equity Growth Fund                             20,609        1,228,931
      Fidelity Blue Chip Growth Fund              Large Capitalization Equity Fund               11,684          702,340
      Fidelity Diversified
       International Fund                         Foreign Equity Fund                           138,783        3,555,626
      Fidelity Dividend Growth Fund               Diversified Equity Fund                       346,212       10,036,699
      Fidelity Fund                               Stock and Bond Fund                             7,507          319,889
      Fidelity Managed Income
       Portfolio Fund                             Money Market Fund                           5,500,047        5,500,047
      Fidelity Puritan Fund                       Diversified Equity Fund                        61,803        1,176,116
      Fidelity U.S. Bond Index Fund               Lehman Brothers Aggregate Bond Index Fund      11,265          114,789
      Spartan(R) U.S. Equity Index Fund           Standard & Poor 500 Index Fund                  7,325          381,571

    Common stock:
*     Spacelabs Medical, Inc.                     Common stock, cost of $5,000,790              258,507        4,798,663

* Spacelabs Medical, Inc., the Plan Sponsor, is a party-in-interest as defined by section 3(14) of ERISA.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Spacelabs Medical, Inc.
                                   Incentive Savings and
                                   Stock Ownership Plan



Date: 6/23/00                      By:    /s/ JAMES A. RICHMAN
---------------------------------     ------------------------------------------
                                          James A. Richman
                                          Vice President and
                                          Corporate Controller

                                INDEX TO EXHIBITS


Exhibit No.                  Description                  Page
-----------                  ----------------------       ----
23.1                         Consent of KPMG